ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Jessica L. Reece

T +1 617 235 4636

F +1 617 235 9688

Jessica.Reece@ropesgray.com

April 28, 2016

BY EDGAR AND E-MAIL

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Dominic Minore

Re:	NexPoint Capital, Inc.
Registration Statement on Form N-2
1933 Act File No. 333-196096

Dear Mr. Minore:

On behalf of NexPoint Capital, Inc. (the “Company”), a Delaware corporation, please find below the Company’s responses to the comments provided telephonically on April 27, 2016 (the “Comments”) relating to the Fund’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2016 (File No. 333-196096) (the “Registration Statement”).

For the convenience of the Commission’s staff (the “Staff”), the Comments have been summarized below and the Fund’s responses follow. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

1.	Staff Comment: Please revise the paragraph preceding the Example in the “Fees and Expenses” section of the Prospectus to clarify that the expense example table reflects applicable expense limitation agreements and/or waivers in effect, if any, for the one-year period and the first year of the three-, five-, and ten-year periods.

Response: In response to this comment, the Company has revised the disclosure as follows:

The following example illustrates the projected dollar amount of total cumulative expenses that you would pay on a $1,000 hypothetical investment in our common stock, assuming (1) a 8.0% sales load (underwriting discounts and commissions) and offering expenses totaling $10 or 1.0%, (2) total annual expenses ~~after fee waivers and expense reimbursement~~ of 5.99% of net assets attributable to our common stock as set forth in the table above (other than performance-based incentive fees) and (3) a 5% annual return. The example reflects total annual expenses after fee waivers and expense reimbursement of 5.90% of net assets for the one-year period and the first year of the three-, five-, and ten-year periods.

	1 Year	3 Years	5 Years	10 Years
Assuming a 5% annual return (assumes no return from net realized capital gains or net unrealized capital appreciation) (1)	$143	$250~~249~~	$355~~352~~	$608~~603~~

Assuming a 5% annual return (assumes return is attributable to realized capital gains upon which NexPoint Advisors earns an incentive fee)(1)	$152	$274~~273~~	$392~~389~~	$666~~661~~

2.	Staff Comment: Please provide supplementally support for the Company’s assumptions regarding the sale of shares of the Company during the year ending December 31, 2016, included in footnote 1 in the “Fees and Expenses” section of the Prospectus.

Response: The Company bases its assumption that it will sell $144.0 million worth of shares of its common stock during the year ending December 31, 2016 on a number of inputs. The following describes several of the key inputs:

a. In October 2015, the Company hired PJ McDaniel, a dedicated independent broker dealer director with substantial experience managing wholesalers and a successful track record with start-up distribution companies. Since joining the Company’s distributor, Mr. McDaniel has hired an additional 13 wholesalers to the sales team and implemented a sales plan aimed at raising $144.0 million worth of shares by December 31, 2016.

b. The Company has raised approximately $11 million in sales year to date and continues to see significant month over month growth (see chart below). To achieve the fundraising goal of $144.0 million, the sales team will need to achieve a month over month growth rate of 30%. We believe such growth is attainable based on the dedicated leadership and sales team mentioned above along with the consistent performance of the Company, described below. As a preliminary indication of success, sales have increased 320% since the Company hired Mr. McDaniel. Please see the below projection detailing the cumulative capital raise if the Company continued to fundraise at the month over month rate of 26.8%, reflecting the period when the current sales team was substantially in place.

c. The Company has entered into selling agreements encompassing approximately 10,000 advisors who are eligible to sell BDCs. The Company continues to review new selling agreements in order to expand market reach and grow its investor base.

d. Due to market outperformance, the Company has raised its offering price seven times during the year for a cumulative increase of 11.33%. Only two other non-traded BDC competitors tracked by the Company have increased their offering prices since December 31, 2015 based on publicly available information (increases of 1.6% and .9%). The Company believes that the continued increase in offering price will demonstrate to the market that performance is strong and sustainable in current market conditions.

e. Inclusive of the points above, the Company believes sales will continue to increase for the remainder of 2016 as a result of the personnel overhaul of the Company and future sales model, which includes: (i) building additional relationships with advisors and customers, (ii) entering into additional selling agreements, and (iii) achieving specific milestones that will enable NexPoint Advisors to be reviewed by larger broker dealers, which the Company anticipates will further increase the number of advisors available to sell the product. Such milestones include generating $20 million in outside sales; a goal the Company expects to achieve during May 2016.

3.	Staff Comment: Please revise the Registration Statement as appropriate to clarify that the incentive fee is not subject to the Company’s expense limitation agreement.

Response: In response to this comment, the Company has revised the Registration Statement disclosure as follows:

Expense Table, Footnote 5	We anticipate that we may have capital gains and interest income that result in the payment of an incentive fee to NexPoint Advisors in the following twelve months. However, the incentive fee payable to NexPoint Advisors is based on our performance and will not be paid unless we achieve certain performance targets. As we cannot predict whether we will meet the necessary performance targets, we have assumed that no incentive fee will be paid for purposes of this table and if such fee were to be paid, expenses would be higher. Any incentive fee payable to NexPoint Advisors will not be subject to the Company’s Expense Limitation Agreement. We expect the incentive fees we pay to increase to the extent we earn greater interest income through our investments in portfolio companies and realize capital gains upon the sale of investments in our portfolio companies.

Expense Table, Footnote 8	Pursuant to an expense limitation agreement, NexPoint Advisors is contractually obligated to waive fees and, if necessary, pay or reimburse certain other expenses to limit the ordinary “Other Expenses” in this table to 1.0% of the quarter-end value of our gross assets through the one year anniversary of the effective date of the registration statement of which this prospectus forms a part. The obligation does not extend to interest, taxes, brokerage commissions, other expenses which are capitalized in accordance with generally accepted accounting principles, extraordinary expenses, Acquired Fund Fees and Expenses, expenses payable under the Administration Agreement or expenses payable to NexPoint Advisors for providing managerial assistance to our portfolio companies or as an incentive fee. The obligation will automatically renew for one-year terms unless it is terminated by us or NexPoint Advisors upon written notice within 60 days of the end of the current term or upon termination of the Investment Advisory Agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS – Overview – Expense Limitation	Pursuant to an expense limitation agreement (the “Expense Limitation Agreement”), NexPoint Advisors is contractually obligated to waive fees and, if necessary, pay or reimburse certain other expenses to limit ordinary “Other Expenses” (as such term is used in the requirements with respect to the fee table set forth in Form N-2) for the fiscal year to 1.0% of the quarter-end value of our gross assets through September 30, 2016. Under the Expense Limitation Agreement, “Other Expenses” are all expenses with the exception of advisor and administration fees, organization and offering costs and the following: (i) interest, taxes, dividends tied to short sales, brokerage commissions, and other expenditures which are capitalized in accordance with U.S. generally accepted accounting principles (“GAAP”); (ii) expenses incurred indirectly by us as a result of investments in other investment companies and pooled investment vehicles; (iii) other expenses attributable to, and incurred as a result of, our investments; (iv) expenses payable by us to NexPoint Advisors, as administrator, for providing significant managerial assistance to our portfolio companies; (v) expenses payable by us to NexPoint Advisors as an incentive fee under the Investment Advisory Agreement; and (vi) other extraordinary expenses (including litigation expenses) not incurred in the ordinary course of our business.

4.	Staff Comment: In the section “DETERMINATION OF NAV – Determinations in Connection with Offerings,” please revise the disclosure to clarify that NexPoint Advisors will determine a NAV within 48 hours of the weekly closing.

Response: In response to this comment, the Company has revised the disclosure as follows:

In connection with each weekly closing, the board of directors, a committee thereof or NexPoint Advisors, acting pursuant to board-approved procedures, will determine that we are not selling shares of our common stock at a price below the current NAV of our common stock, determined as described above, as of a time within 48 hours of the closing, excluding Sundays and holidays. To the extent that the board of directors, a committee thereof or NexPoint Advisors, acting pursuant to board-approved procedures, determines that (i) the net offering price of the shares is below the NAV, determined as described above, as of a time within 48 hours of the closing, excluding Sundays and holidays, or (ii) there is even a remote possibility that the net offering price of the shares may fall below the NAV of our common stock at such time, our board of directors, committee thereof or NexPoint Advisors, acting pursuant to board-approved procedures, will (a) postpone the offering until such time that it determines that the net offering price will not be below the NAV, or (b) establish a new net offering price that is equal to or higher than the NAV.

Should members of the Staff have any questions or comments, they should contact the undersigned at (617) 235-4636 or jessica.reece@ropesgray.com.

Very truly yours,

Jessica L. Reece

cc:	Brian Mitts, Executive Vice President, Principal Financial Officer and Principal Accounting Officer
Brian D. McCabe, Ropes & Gray LLP